RECEIVED

2007 AUG 23 A 5:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Man Investments

07026207

SUPPL

August 21, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Steven Zoric
Vice President & Secretary

cc: Barry Wakefield (w/ Encl.)

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Man Investments USA Holdings Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

A member of the Man Group

21 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 August 2007 it purchased for cancellation 1,500,000 of its ordinary shares at a price of 471.95 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 44,860,018 ordinary shares at a total cost of £251.4 million, giving an average repurchase cost of 560.43 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 17th August 2007 the following share transaction was completed by a director of Man Group plc. Man Group plc was informed of all the transaction on that date.

Dugald Eadie:

Shares acquired: 11,500 ordinary shares at a price of 454 pence per share.

Following the above transaction Dugald Eadie is deemed to be interested in a total of 374,500 Man Group plc ordinary shares, representing approximately 0.019% of the Company's issued share capital.

20 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 August 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 467.57 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 43,360,018 ordinary shares at a total cost of £244.3 million, giving an average repurchase cost of 563.46 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation (iii):**
   Legal & General Group Plc (L&G)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
   13/08/2007

6. **Date on which issuer notified:**
   15/08/2007

7. **Threshold(s) that is/are crossed or reached:**
   From 4% to 5% (L&G)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction (vi)**	
	Number of shares	**Number of voting Rights (viii)**
GB00B16BRD58	94,708,573	94,708,573

Resulting situation after the triggering transaction (vii)

Class/type of shares if	**Number of shares**	**Number of voting rights (ix)**	**% of voting rights**

possible using the ISIN CODE					
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	98,067,778	98,067,778		5.01	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
98,067,778	5.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
(108,349,693 – 5.52% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH)
(Direct and Indirect) (108,349,693 – 5.52% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(108,349,693 – 5.52% = Total Position)

Legal & General Group Plc (Direct) (L&G)
(98,067,778 – 5.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (64,090,609–3.26%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (64,090,609 – 3.26% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 1,956,527,835

14. Contact name:
Barry Wakefield FCIS

15. Contact telephone number:
020 7144 1735

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 16th August 2007 the following share transactions were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink:

Shares acquired: 100,000 ordinary shares at a price of 451pence per share.

Following the above transactions Stanley Fink is deemed to be interested in a total of 25,411,364 Man Group plc ordinary shares, representing approximately 1.30% of the Company's issued share capital.

Kevin Hayes:

Shares acquired: 21,505 ordinary shares at a price of 465 pence per share.

Following the above transactions Kevin Hayes is deemed to be interested in a total of 108,897 Man Group plc ordinary shares, representing approximately 0.005% of the Company's issued share capital.

Jon Aisbitt:

Shares acquired: 250,000 ordinary shares at a price of 457.0269 pence per share.

Following the above transactions Jon Aisbitt is deemed to be interested in a total of 1,750,000 Man Group plc ordinary shares, representing approximately 0.09% of the Company's issued share capital.

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 16th August 2007 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY. Man Group plc was informed of the transaction on that date.

John Morrison:

Shares acquired: 26 468 ordinary shares of 3 US cents each at a price of 445 pence per share.

Following the above transaction John Morrison is deemed to be interested in a total of 1,142,160 Man Group plc ordinary shares, representing approximately 0.06% of the Company's issued share capital.

Man Group plc
14 August 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 August 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$30.44.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.06%
Last 12 months	+13.5%
Annualised return since inception	+13.1%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

END